UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]

For the fiscal year ended June 30, 2003

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

For the transition period from                     to

Commission File Number 1-8703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTERN DIGITAL CORPORATION 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESTERN DIGITAL CORPORATION

20511 Lake Forest Drive
Lake Forest, California 92630

INTRODUCTION
REQUIRED INFORMATION
SIGNATURES
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
INDEPENDENT AUDITORS’ REPORT
EXHIBIT 23

INTRODUCTION

     Western Digital Corporation (the “Company”) has established the Western Digital Corporation 401(K) Plan (the “Plan”), formerly known as the Western Digital Corporation Retirement Savings and Profit Sharing Plan. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) as a profit sharing plan and Section 401(k) of the Code as a cash or deferred arrangement plan.

REQUIRED INFORMATION

I.	Financial Statements:

These statements are listed in the Index to the Financial Statements.

II.	Exhibits:

Consent of Independent Auditors.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN DIGITAL CORPORATION 401(K) PLAN

Date: December 16, 2003	By:	/s/ SCOTT MERCER

D. Scott Mercer
Chairperson of the Retirement Plan Committee

WESTERN DIGITAL CORPORATION 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page

Independent Auditors’ Report	5
Statements of Net Assets Available for Plan Benefits as of June 30, 2003 and 2002	6
Statements of Changes in Net Assets Available for Plan Benefits for the years ended June 30, 2003 and 2002	7
Notes to Financial Statements	8-12
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at June 30, 2003	13

All other schedules omitted are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

INDEPENDENT AUDITORS’ REPORT

Retirement Plan Committee of the Board of Directors
Western Digital Corporation 401(K) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation 401(K) Plan (the “Plan”) as of June 30, 2003 and 2002 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation 401(K) Plan as of June 30, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Costa Mesa, California
November 21, 2003

WESTERN DIGITAL CORPORATION 401(K) PLAN
Statements of Net Assets Available for Plan Benefits
(in thousands)

	June 30,

	2003	2002

Assets
Investments, at fair value	$133,167	$110,736
Participant loans	1,837	2,332

Net assets available for Plan benefits	$135,004	$113,068

The accompanying notes are an integral part of these financial statements.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
(in thousands)

	Year ended June 30,

	2003	2002

Additions to net assets attributable to:
Contributions:
Participants’ contributions	$8,115	$7,192
Employer’s contributions	1,863	1,445

Total contributions	9,978	8,637

Investment income (loss):
Interest and dividend income	2,902	2,965
Net appreciation (depreciation) in fair value of investments	18,350	(18,012)

Total investment income (loss)	21,252	(15,047)

Deductions from net assets attributable to:
Participant distributions paid	(9,294)	(8,843)

Net increase (decrease) in net assets available for Plan benefits	21,936	(15,253)
Net assets available for Plan benefits:
Beginning of year	113,068	128,321

End of year	$135,004	$113,068

The accompanying notes are an integral part of these financial statements.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements

June 30, 2003 and 2002

(1)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Western Digital Corporation 401(K) Plan (the “Plan”), formerly known as the Western Digital Corporation Retirement Savings and Profit Sharing Plan, have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 2003 and 2002 and changes in net assets available for Plan benefits for the years ended June 30, 2003 and 2002. Unless otherwise indicated, references to specific years are to the Plan’s fiscal year.

Valuation of Investments

Investments in marketable securities and common stock traded on national securities exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan’s fiscal year. Securities not traded on the last business day are valued at the last reported bid price. Investments in mutual funds are reported at fair market value. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at their outstanding balance which approximates fair market value.

Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds and Western Digital Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Additionally, certain mutual funds offered by the Plan invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

As of June 30, 2003 and 2002, approximately 14% and 8% respectively of total Plan investments, were invested in Western Digital Corporation common stock.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(2)	Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration of the Plan

The Retirement Plan Committee (the “Committee”), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a non-discretionary trust by T. Rowe Price Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company. Administrative expenses that are not paid by the Company are paid by the Plan.

Contributions

U.S.-based employees of the Company, who meet the Plan’s eligibility criteria, are eligible to participate in the Plan and to receive employer matching contributions. During 2003 and 2002, eligible employees were able to contribute up to 30% and 20%, respectively, of their compensation on a pretax basis provided that contributions did not exceed IRS limitations. In addition, effective July 1, 2002, the Plan was amended by the Company to allow employees who have attained age fifty before the close of a Plan year to make a catch up contribution. The amount of the catch up contribution is subject to IRS limitations and is not eligible for matching contributions under the Plan. The Plan was also amended to allow the Company to make contributions equal to 50% of pretax participant contributions to the Plan, up to a maximum matching contribution of $2,000 for any calendar year. The Company may also make additional contributions at its discretion. During 2003 and 2002, the Company did not make any discretionary contributions to the Plan. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions, including the Company match to the Plan, are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

Investments

As of June 30, 2003, the Plan had 15 investment options available to eligible participants to the Plan. During 2003, the Plan replaced the Credit Suisse Small Company Growth Mutual Fund investment option with the Wasatch Ultra Growth Fund. As of June 30, 2003, all of the Plan’s assets were invested in mutual funds, Western Digital common stock, publicly traded equity investments or participant loans. Subject to certain limits, participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis.

Participant Loans

Loans can be made to a participant up to an amount equal to the lesser of $50,000 reduced by the participant’s highest outstanding balance during the preceding 12 months or 50% of a participant’s vested account balance. The loans bear interest at a rate fixed at the time of the loan equal to 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants’ accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. The annual interest rate charged on employee loans during 2003 ranged from 5.25% to 10.5%.

Participant Accounts

A separate account is maintained for each participant in each designated fund. Each account is adjusted for contributions and net investment income or loss on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants’ beginning account balances invested in the fund.

Payment of Benefits and Forfeitures

Upon termination, participants may receive a lump-sum payment in cash and/or shares of the Company’s common stock. The nonvested portion of terminated participants’ accounts is forfeited subject to a five-year reinstatement period. Plan forfeitures not needed to restore forfeited matching contributions are used to pay plan expenses or used by the Company to reduce employer contributions. During 2003, employer contributions were reduced by approximately $42,000 from forfeited unvested accounts. Plan forfeitures were not used to reduce employer contributions during 2002. Unallocated forfeitures at June 30, 2003 and 2002 were not significant to the financial statements.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company. Benefits are recorded when paid.

Vesting

Participants are at all times one hundred percent vested in the value of their voluntary contributions and the Company’s profit sharing contributions. A participant vests 20% in employer contributions after one year of service and 20% annually thereafter (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death.

(3)	Investments

As of June 30, 2003 and 2002, the following investments represented greater than 5% of the Plan’s net assets (in thousands):

Fund	2003		2002

Stable Value Fund	$34,772		$27,913
Magellan Fund	19,920		21,479
Western Digital Stock Fund	18,747		8,906
PIMCO Total Return Fund	12,272		8,717
Equity Index Trust	10,870		10,429
Science & Technology Fund	9,650		7,744
Equity Income Fund	7,722		7,660
Small Cap Value Fund	6,855		7,087
Janus Fund	5,398	*	5,794
All investments less than 5% of Plan Assets	6,961		5,007

Total Investments	$133,167		$110,736

*Investment did not represent greater than 5% of the Plan’s net assets, included for comparison purposes only.

During 2003 and 2002, the Plan’s Investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $18,350 and ($18,012), respectively, as follows (in thousands):

	2003	2002

Mutual Funds	$130	$(17,949)
Common Stock	18,220	(63)

	$18,350	$(18,012)

(4)	Profit Sharing Feature

The Company adopted an annual profit sharing feature effective as of the beginning of the Company’s 1992 fiscal year. All eligible domestic employees of the Company who are employed on the last day of the Company’s fiscal year are eligible to participate in the profit sharing component. The amount of profit sharing paid to participants, which is granted at the discretion of the Company, is dependent upon their eligible compensation earned during the fiscal year. If approved, a portion of each eligible participant’s allocation of the Company’s profit sharing contribution is deposited into an individual profit sharing account established under the Plan and the excess allocable to such participant, if any, is paid as a fiscal year-end cash bonus. Benefits are generally payable following retirement, disability, death, hardship or termination of employment. During 2003 and 2002, the Company did not authorize any defined pre-tax profits to be allocated to the participants and contributed $0 as profit sharing to the Plan.

(5)	Plan Amendments

Effective July 1, 2002, the Plan was amended and restated to increase participants’ maximum pre-tax contribution limits, add a provision for a catch up contribution, and amend the provision for basic matching contributions. Minimum distribution requirements were also modified.

(6)	Party In Interest Transactions

Certain investments in mutual funds, investments within the Tradelink Investment account and assets held in a non-discretionary trust within the Plan are managed by T. Rowe Price Trust Company, the Plan trustee. Purchases and sales involving these investment options are performed in the open market at fair value and qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.

(8)	Income Tax Status

The Plan was amended and restated, effective July 1, 2001 to comply with the requirements of GUST (the “GUST Amendments”)*. The Internal Revenue Service has determined and informed the Company by a letter dated September 25, 2002, that the GUST Amendments and other amendments to the Plan effective July 1, 2001 were designed in accordance with applicable sections of the Code. The Company has previously received a determination letter from the Internal Revenue Service dated January 17, 1997, for Plan amendments on and prior to June 23, 1995 to inform the Company that the Plan is designed in accordance with applicable sections of the Code. Changes to the Plan have been made for the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 which were not addressed in the latest determination letter dated September 25, 2002. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the requirements of the Code.

*	GUST refers to the Uruguay Round Agreements Act (GATT), Uniformed Services Employment and Re-employment Rights Act of 1994 (USERRA), Small Business Job Protection Act of 1996 (SBJPA), Taxpayer Relief Act of 1997 (TRA 97), Internal Revenue Service Restructuring and Reform Act of 1998 (IRRA 98), and Community Renewal Tax Relief Act of 2000 (CRA).

WESTERN DIGITAL CORPORATION 401(K) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

June 30, 2003
(in thousands)

	Identity of Issuer, Borrower,	Description of Investment,	Current
	Lessor or Similar Party	Including Collateral or Par Value	Value	Cost

*	T. Rowe Price Trust Company	34,772 shares T. Rowe Price Stable Value Mutual Fund	$34,772	$34,772
	Fidelity Retirement Services	228 shares Fidelity Magellan Mutual Fund	19,920	21,848
*	Western Digital Corporation	1,820 shares common stock, $.01 par value	18,747	18,486
	Pacific Investment Management Company	1,160 shares PIMCO Total Return II Mutual Fund	12,272	11,918
*	T. Rowe Price Trust Company	405 shares T. Rowe Price Equity Index Trust	10,870	12,346
*	T. Rowe Price Trust Company	637 shares T. Rowe Price Science & Technology Mutual Fund	9,650	20,982
*	T. Rowe Price Trust Company	359 shares T. Rowe Price Equity Income Mutual Fund	7,722	8,368
*	T. Rowe Price Trust Company	277 shares T. Rowe Price Small-Cap Value Mutual Fund	6,855	5,859
	Janus Capital Corporation	270 shares Janus Mutual Fund	5,398	7,335
*	T. Rowe Price Trust Company	258 shares T. Rowe Price International Stock Mutual Fund	2,472	3,510
*	T. Rowe Price Trust Company	59 shares T. Rowe Price Mid-Cap Growth Mutual Fund	2,174	2,052
	Wasatch Funds	53 shares Wasatch Ultra Growth Fund	1,236	997
	Pacific Investment Management Company	93 shares PIMCO High Yield Fund	883	849
	Domini Social Equity Fund	3 shares Domini Social Equity Fund	83	86
*	Tradelink Investments	Various publically traded equity investments	60	60
	Settlement Account	Uninvested cash	53	—
*	Plan Participants	329 participant loans with annual interest rates ranging from 5.25% to 10.5%	1,837	—

			$135,004

*	Parties in interest.

See accompanying independent auditors’ report.

WESTERN DIGITAL CORPORATION 401(K) PLAN

INDEX TO EXHIBITS

		Sequentially
Exhibit	Description	Numbered Page

23.	Consent of Independent Auditors	15